                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                (Rule 13d-101)

           INFORMATION TO BE INCULDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                RULE 13d-2(a)

                              (Amendment No. __)*

                   U.S. Realty Partners Limited Partnership
                               (Name of Issuer)

                         Depositary Unit Certificates
                        (Title of Class of Securities)

                                     None
                                (CUSIP Number)

                               Patrick J. Foye
                 Apartment Investment and Management Company
                       1873 South Bellaire, 17th Floor
                            Denver, Colorado 80222
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 9, 1999
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7(d) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No.

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Insignia Properties Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /X/
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

                         7.   SOLE VOTING POWER

                              0
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY
                              92,314
 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON
                              0
     WITH
                         10.  SHARED DISPOSITIVE POWER

                              92,314

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     92,314

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.55%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Apartment Management and Investment Company

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                              (b) /X/
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                               / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

                         7.   SOLE VOTING POWER

                              0
NUMBER OF SHARES
                         8.   SHARED VOTING POWER
 BENEFICIALLY
                              92,314
 OWNED BY EACH
                         9.   SOLE DISPOSITIVE POWER
REPORTING PERSON
                              0
     WITH
                         10.  SHARED DISPOSITIVE POWER

                              92,314

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     92,314

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.55%

14.  TYPE OF REPORTING PERSON*

     CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to depositary unit certificates, representing assignments of limited partnership interest ("Units") in U.S. Realty Partners Limited Partnership, a South Carolina limited partnership (the "Partnership"), whose principal executive offices are located at 55 Beattie Place, Greenville, South Carolina 29602.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Statement is being filed by Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Apartment Investment and Management Company, a Maryland corporation ("AIMCO") (IPT and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons"). The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

         IPT. IPT is a real estate investment trust which primarily acquires and owns interests in multifamily residential properties. As of October 1, 1998, IPT controlled 121 real estate limited partnerships and owned ten real properties. These 121 real estate limited partnerships owned a total of approximately 339 properties containing approximately 70,000 apartment units and approximately 5.9 million square feet of commercial space. For certain information regarding the trustees and executive officers of IPT, see Schedule I to this Statement.

         AIMCO. AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council. AIMCO, through its subsidiaries, operates approximately 2,150 real properties, including approximately 380,000 apartment units, and serves approximately one million residents. The apartment communities are located in 49 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes.

         On October 1, 1998, AIMCO acquired substantially all of the residential assets and ownership interests (including its controlling interest in IPT) of Insignia Financial Group, Inc. ("Insignia") pursuant to the merger of Insignia with and into AIMCO, with AIMCO being the surviving entity (the "AIMCO Merger"). Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998.

         For certain information regarding the directors and executive officers of AIMCO, see Schedule II to this Statement.

         (d)-(e) During the past five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I and II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Persons or any of the persons listed on Schedules I and II being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         IPT obtained the $530,805.50 from its working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         IPT has acquired Units in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view toward making a profit. IPT and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be at a price higher than the price paid for the Units, and may be for cash or other consideration. AIMCO is presently considering whether it will engage in one or more exchange offers or tender offers for Units. A registration statement relating to an exchange offer for these securities has been filed with the Securities and Exchange Commission but has not yet become effective. As a result, there is a substantial likelihood that, within a short time, AIMCO Properties, L.P., a Delaware limited partnership and the operating partnership of AIMCO ("AIMCO OP"), will offer to acquire Units in exchange for cash, preferred units or common units of limited partnership interests in AIMCO. If such an offer is made, the holders of Units in the Partnership will be able to elect the consideration they will receive. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible that none will occur. Notwithstanding the above, these securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. In addition, the information set forth above shall not constitute an offer to sell or the solicitation of an offer to buy.

         AIMCO also expects that it will consider other means of acquiring additional Units, including through cash tender offers, negotiated purchases or otherwise. AIMCO and IPT also may consider disposing of some or all of the Units Cooper River has acquired, either directly or by sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) IPT directly owns 92,314 Units representing approximately 7.55% of the outstanding Units based on the 1,222,000 Units outstanding at February 1, 1999.

         AIMCO may be deemed to beneficially own the Units directly owned by IPT by reason of AIMCO's relationship with IPT. AIMCO currently owns approximately 51% of the outstanding common shares of IPT, with the right to acquire up to approximately 65% of such shares (as further described in Item 5 below).

         Accordingly, for purposes of this Statement: (i) IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 92,314 Units directly owned by it; and (ii) AIMCO is reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the 92,314 Units directly held by IPT.

         (c) Pursuant to privately negotiated transactions, on February 9, 1999 IPT acquired a total of 92,314 Units from unaffiliated third parties at a purchase price of $5.75 per Unit.

         (d)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option. As indicated above, AIMCO owns approximately 51% of the outstanding Shares. Accordingly, it is expected that the IPT Merger will be approved by the IPT Shareholders at a meeting scheduled for February 26, 1999.

         If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT, will be unwound.

         In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

         The information set forth above is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.1, 7.2,
7.3 and 7.4 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1 Agreement and Plan of Merger, dated as of October 1 1998, by and between AIMCO and IPT.

Exhibit 7.2 Irrevocable Limited Proxy, dated October 1, 1998, Granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

Exhibit 7.3  Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

Exhibit 7.4 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

Exhibit 7.5 Agreement of Joint Filing, dated January 25, 1999, among the Reporting Persons.

                  SIGNATURE After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 1999

                                              INSIGNIA PROPERTIES TRUST

                                              By:  /S/ PATRICK J. FOYE
                                                   ------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President

                                              APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY

                                              By:  /S/ PATRICK J. FOYE
                                                   ------------------------
                                                   Patrick J. Foye
                                                   Executive Vice President

                                  SCHEDULE I

                          INFORMATION REGARDING THE
                    TRUSTEES AND EXECUTIVE OFFICERS OF IPT

         Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the trustees and executive officers of IPT. Each person identified below is employed by IPT, unless otherwise indicated, and is a United States citizen. The principal business address of IPT and, unless otherwise indicated, the business address of each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Trustees are identified by an asterisk.

NAME                                        PRESENT PRINCIPAL OCCUPATION

Terry Considine*               Terry Considine has served as a Trustee and as
                               Chairman of the Board of Trustees and Chief
                               Executive Officer of IPT since October 1, 1998.
                               For additional information concerning Mr.
                               Considine, see Schedule II.

Peter. K. Kompaniez*           Peter K. Kompaniez has served as President and
                               a Trustee of IPT since October 1, 1998. For additional information concerning Mr. Kompaniez, see Schedule II.

Thomas W. Toomey* Thomas W. Toomey has served as Executive Vice President -- Finance and a Trustee of IPT since October 1, 1998. For additional information concerning Mr. Toomey, see Schedule II.

Joel F. Bonder                 Joel F. Bonder has served as Executive Vice
                               President and General Counsel of IPT since
                               October 1, 1998. For additional information concerning Mr. Bonder, see Schedule II.

Patrick J. Foye*               Patrick J. Foye has served as Executive Vice
                               President and a Trustee of IPT since October 1,
                               1998. For additional information concerning Mr.
                               Foye, see Schedule II.

Robert Ty Howard               Robert Ty Howard has served as Executive Vice
                               President -- Ancillary Services of IPT since
                               October 1, 1998. For additional information concerning Mr. Howard, see Schedule II.

Steven D. Ira*                 Steven D. Ira has served as Executive Vice
                               President and a Trustee of IPT since October 1,
                               1998. For additional information concerning Mr.
                               Ira, see Schedule II.

Harry G. Alcock*               Harry G. Alcock has served as Senior Vice
                               President -- Acquisitions and a Trustee of IPT since October 1, 1998. For additional information concerning Mr. Alcock, see Schedule II.

Troy D. Butts                  Troy D. Butts has served as Senior Vice President
                               and Chief Financial Officer of IPT since October
                               1, 1998.  For additional information concerning
                               Mr. Butts, see Schedule II.

                                 SCHEDULE II

     INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO

         1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO. The principal business address of AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. All persons identified below are United States citizens.

Name                                        Position

Terry Considine          Chairman of the Board of Directors and Chief
                               Executive Officer
Peter K. Kompaniez       Vice Chairman, President and Director
Thomas W. Toomey         Executive Vice President - Finance and Administration
Joel F. Bonder           Executive Vice President and General Counsel and
                               Secretary
Patrick J. Foye          Executive Vice President
Robert Ty Howard         Executive Vice President - Ancillary Services
Steven D. Ira            Executive Vice President and Co-Founder
Harry G. Alcock          Senior Vice President - Acquisitions
Troy D. Butts            Senior Vice President and Chief Financial Officer
Martha Carlin            Senior Vice President - Ancillary Services
Joseph DeTuno            Senior Vice President - Property Redevelopment
Jack W. Marquardt        Senior Vice President - Accounting
Leeann Morein            Senior Vice President - Investor Services and Secretary
David O'Leary            Senior Vice President - Buyers Access
R. Scott Wesson          Senior Vice President - Chief Information Officer
Richard S. Ellwood       Director; Chairman, Audit Committee
J. Landis Martin         Director; Chairman, Compensation Committee
Thomas L. Rhodes         Director
John D. Smith            Director

2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.

NAME                       PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS

Terry Considine*           Mr. Considine has been Chairman of the Board of
                           Directors and Chief Executive Officer of AIMCO since
                           July 1994. He is the sole owner of Considine
                           Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management,
                           L.L.C., a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr.
                           Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors,
                           Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets
                           Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law
                           School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr.
                           Considine.

Peter K. Kompaniez*        Mr. Kompaniez has been Vice Chairman, President and a
                           director of AIMCO since July 1994. Since September
                           1993, Mr. Kompaniez has owned 75% of PDI Realty
                           Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                           1993, he served as President and Chief Executive
                           Officer of Heron Financial Corporation ("HFC"), a
                           United States holding company for Heron
                           International, N.V.'s real estate and related assets.
                           While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr.
                           Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
                           The downturn in the real estate markets in the late
                           1980s and early 1990s adversely affected the United
                           States real estate operations of Heron International
                           N.V. and its subsidiaries and affiliates (the "Heron
                           Group"). During this period from 1986 to 1993, Mr.
                           Kompaniez served as President and Chief Executive
                           Officer of Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron
                           International, and certain other members of the Heron
                           Group voluntarily entered into restructuring agreements with separate groups of their United
                           States and international creditors. The restructuring agreement for the United States members of the Heron
                           Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing
                           United States operations of HFC and the other United
                           States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.

Thomas W. Toomey           Mr. Toomey has served as Senior Vice President -
                           Finance and Administration of AIMCO since January
                           1996 and was promoted to Executive
                           Vice-President-Finance and Administration in March
                           1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company
                           ("LPC") as well as Vice President/Senior Controller and Director of Administrative Services of Lincoln
                           Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth
                           Leventhal & Company. Mr. Toomey received a B.S. in
                           Business Administration/Finance from Oregon State
                           University and is a Certified Public Accountant.

Joel F. Bonder             Mr. Bonder was appointed Executive Vice President and
                           General Counsel of AIMCO effective December 8, 1997.
                           Prior to joining AIMCO, Mr. Bonder served as Senior
                           Vice President and General Counsel of NHP from April
                           1994 until December 1997. Mr. Bonder served as Vice
                           President and Deputy General Counsel of NHP from June
                           1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr.
                           Bonder was with the Washington, D.C. law firm of Lane
                           & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr.
                           Bonder received an A.B. from the University of Rochester and a J.D. from Washington University
                           School of Law.

Patrick J. Foye            Mr. Foye has served as Executive Vice President of
                           AIMCO since May 1998. Prior to joining AIMCO, Mr.
                           Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was
                           Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power
                           Authority and serves as a member of the New York
                           State Privatization Council. He received a B.A. from
                           Fordham College and a J.D. from Fordham University
                           Law School.

Robert Ty Howard           Mr. Howard was appointed Executive Vice President -
                           Ancillary Services in February 1998. Prior to joining
                           AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco
                           Ventures, Craig Corporation, Reading Company and
                           Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford
                           University Graduate School of Business.

Steven D. Ira              Mr. Ira is a Co-Founder of AIMCO and has served as
                           Executive Vice President of AIMCO since July 1994.
                           From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr.
                           Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation Board and is a former president of both the National Apartment
                           Association and the Colorado Apartment Association.
                           Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment
                           Property Supervisor (CAPS) and a Certified Apartment
                           Manager designation from the National Apartment
                           Association, a Certified Property Manager (CPM) designation from the National Institute of Real
                           Estate Management (IREM) and he is a member of the Board of Directors of the National Multi-Housing
                           Council, the National Apartment Association and the
                           Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

Harry G. Alcock            Mr. Alcock has served as Vice President since July
                           1996, and was promoted to Senior Vice President -
                           Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994.
                           From June 1992 until July 1994, Mr. Alcock served as
                           Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development
                           Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for
                           Ford Aerospace Corp. He received his B.S. from San
                           Jose State University.

 Troy D. Butts             Mr. Butts has served as Senior Vice President and
                           Chief Financial Officer of AIMCO since November 1997.
                           Prior to joining AIMCO, Mr. Butts served as a Senior
                           Manager in the audit practice of the Real Estate
                           Services Group for Arthur Andersen LLP in Dallas,
                           Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr.
                           Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

Martha Carlin              Ms. Carlin has served as Vice President since
                           September 1996 and was promoted to Senior Vice
                           President - Ancillary Services in December 1997. From
                           December 1995 until September 1996, Ms. Carlin served as Chief Financial Officer for Wentwood Investment
                           Partners. Ms. Carlin was employed by Arthur Andersen
                           LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI
                           Communications and Lincoln Property Company. Ms.
                           Carlin received a B.S. from the University of Kentucky and is a certified public accountant.

Joseph DeTuno              Mr. DeTuno has been Senior Vice President - Property
                           Redevelopment of AIMCO since September 1997. Mr.
                           DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously, Mr. DeTuno served as President/Partner of Gulfstream Commercial
                           Properties, President and Co-managing Partner of
                           Criswell Development Company, Vice President of Crow
                           Hotel and Company and Project Director with Perkins &
                           Will Architects and Planners. Mr. DeTuno received his
                           B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt          Mr. Marquardt has been Senior Vice President -
                           Accounting of AIMCO since September 1997. Mr.
                           Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August 1997, Mr. Marquardt served as Vice
                           President/Corporate Controller and Manager of Data
                           Processing for Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August
                           1986 through September 1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty
                           Investors, Inc. serving as Regional Controller from
                           April 1990 through September 1992. Mr. Marquardt received a B.S. in Business Administration/Finance from Ohio State University.

Leeann Morein              Ms. Morein has served as Senior Vice President -
                           Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994. From
                           July 1994 until October 1997 Ms. Morein also served as Chief Financial Officer. From September 1990 to
                           March 1994, Ms. Morein served as Chief Financial
                           Officer of the real estate subsidiaries of California
                           Federal Bank, including the general partner of CF
                           Income Partners, L.P., a publicly-traded master limited partnership. Ms. Morein joined California
                           Federal in September 1988 as Director of Real Estate
                           Syndications Accounting and became Vice
                           President-Financial Administration in January 1990.
                           From 1983 to 1988, Ms. Morein was Controller of
                           Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles Corporation, a real estate syndication firm. Ms. Morein worked on the audit staff of Price Waterhouse from 1979 to 1981.
                           Ms. Morein received a B.A. from Pomona College and is a Certified Public Accountant.

David O'Leary              Mr. O'Leary has been President of Property Services
                           Group, Inc., an AIMCO subsidiary since December 1997.
                           Property Services Group, Inc. administers the Buyers

                           Access program. From 1993 until 1997, Mr. O'Leary served as Regional Vice President and Senior Vice President for Property Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993 Mr. O'Leary served as Vice President and Executive Vice President for Commonwealth Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific, Inc., Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr. O'Leary also served as Vice President for Johnstown American Companies, directing acquisition activities for the Northeast United States. Mr. O'Leary received his B.A. Degree from the University of Utah in 1979.

R. Scott Wesson            Mr. Wesson has served as Senior Vice President -
                           Chief Information Officer of AIMCO since July 1997.
                           From 1994 until 1997, Mr. Wesson served as Vice
                           President of Information Services at Lincoln Property
                           Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From 1992 to 1994, Mr. Wesson served in the role of Director of Network
                           Services for Lincoln Property Company, where he was responsible for the design and deployment of the company's Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From 1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior Analyst with Federated
                           Department Stores, Inc. involved in planning and distribution. Mr. Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood*        Mr. Ellwood was appointed a Director of AIMCO in July
 12 Auldwood Lane          1994 and is currently Chairman of the Audit
 Rumson, NJ  07760         Committee. Mr. Ellwood is the founder and President
                           of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S.
                           Ellwood & Co., Incorporated in 1987, Mr. Ellwood had
                           31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to
                           1987; Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior
                           Vice President and a director at White, Weld & Co.
                           from 1968 to 1978; and in various capacities at J.P.
                           Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite Hotels, Inc. and Florida East Coast Industries, Inc.

J.Landis Martin*           Mr. Martin was appointed a Director of AIMCO in July
 1999 Broadway             1994 and became Chairman of the Compensation
 Suite 4300                Committee in March 1998. Mr. Martin has served as
 Denver, CO 80202          President and Chief Executive Officer and a Director

                           of NL Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals Corporation ("TIMET") and NL Industries, Inc., since 1990 and as Chief Executive Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in 1994, Mr. Martin served as Chairman of the Board and Chief Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

Thomas L. Rhodes*          Mr. Rhodes was appointed a Director of AIMCO in July
 215 Lexington Avenue      1994. Mr. Rhodes has served as the President and a
 4th Floor                 Director of National Review magazine since November
 New York, NY 10016        30, 1992, where he has also served as a Director
                           since 1998. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                           Partner from 1987 until November 27, 1992. He is currently Co-Chairman of the Board, Co-Chief
                           Executive Officer and a Director of Commercial Assets
                           Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc. and its subsidiaries, Delphi International Ltd., Oracle
                           Reinsurance Company, and the Lynde and Harry Bradley
                           Foundation. Mr. Rhodes is Chairman of the Empire
                           Foundation for Policy Research, a Founder and Trustee of Change NY, a Trustee of The Heritage Foundation, and a Trustee of the Manhattan Institute.

John D. Smith*             Mr. Smith was appointed a Director of AIMCO in
3400 Peachtree Road        November 1994. Mr. Smith is Principal and President
Suite 831                  of John D. Smith Developments. Mr. Smith has been a
Atlanta, GA 30326          shopping center developer, owner and consultant for
                           over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia.
                           Mr. Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr. Smith served as a
                           Director for Pan-American Properties, Inc. (National
                           Coal Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study
                           Society, Tokyo, Japan.

                                EXHIBIT INDEX

EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------
    7.1 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

    7.2 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1,
                  1998).

    7.3 Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1,
                  1998).

    7.4 Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

    7.5 Agreement of Joint Filing, dated January 25, 1999, among the Reporting Persons.